UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-41658

Lucas GC Limited

(Exact name of registrant as specified in its charter)

Room 5A01, 4th Floor

Air China Building, Xiaoyun Road

Sanyuanqiao, Chaoyang District

Beijing 100027, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Extraordinary General Meeting

On May 5, 2025 at 9:00 a.m., Eastern Time (9:00 p.m. Beijing Time on May 5, 2025), Lucas GC Limited (the “Company”) held its extraordinary general meeting (the “EGM”) via a live webcast. Holders of 71,505,170 ordinary shares of the Company were present virtually or by proxy at the EGM, representing approximately 90.0% of the total 79,467,057 outstanding ordinary shares as of the record date of April 1, 2025, and therefore constituting a quorum of one or more shareholders holding ordinary shares which carry in aggregate (or representing by proxy) a majority of all votes attaching to all ordinary shares in issue and entitled to vote at the EGM as of the record date of April 1, 2025. All matters voted on at the EGM was approved. The final voting results for each matter submitted to a vote of shareholders at the EGM are as follows:

		For	Against	Abstain
Proposal One: To consider and approve an ordinary resolution to (a) implement a share consolidation of ordinary shares, par value US$0.000005 each (the “Ordinary Shares”), whereby every 40 authorized issued and unissued shares, par value US$0.000005 per share, in the authorized share capital of the Company be consolidated into one share, par value US$0.0002 per share (the “Consolidated Shares”), such that the authorized share capital of the Company shall be US$50,000 divided into 250,000,000 shares, par value US$0.0002 per share (“Share Consolidation”), and (b) authorize the board of directors of the Company (the “Board”) to settle as the Board considers expedient any difficulty which arises in relation to the Share Consolidation so that no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation will be rounded up to the whole number of shares.		71,393,000	109,748	2,422

Proposal Two: Subject to the approval of the Share Consolidation, to consider and approve an ordinary resolution that the authorized share capital of the Company be changed from US$50,000 divided into 250,000,000 Consolidated Shares of a par value of US$0.0002 each, to US$50,000 divided into 235,000,000 Class A ordinary shares of a par value of US$0.0002 each (the “Class A Ordinary Shares”) and 15,000,000 Class B ordinary shares of a nominal or par value of US$0.0002 each (the “Class B Ordinary Shares”) (the “Dual-Class Share Structure”), by		54,091,146	14,679,382	2,734,642

(i)	the re-designation of 235,000,000 authorized Consolidated Shares in the authorized share capital of the Company (including all of the Consolidated Shares issued and outstanding immediately after the Share Consolidation) as 235,000,000 Class A Ordinary Shares of a par value of US$0.0002 each;

(ii)	the re-designation of 15,000,000 authorized and unissued Consolidated Shares in the authorized share capital of the Company as 15,000,000 Class B Ordinary Shares of a par value of US$0.0002 per share.

Proposal Three: Subject to the Share Consolidation and the adoption of the Dual-Class Share Structure, to consider and approve a special resolution to amend and restate the existing Amended and Restated Memorandum and Articles of Association of the Company by the deletion in their entirety and the substitution in their place of the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second M&AA”) annexed hereto as Annex A which incorporate amendments including but not limited to the Share Consolidation and the adoption of the Dual-Class Share Structure and set out the rights and privileges of the Class A Ordinary Shares and Class B Ordinary Shares.

		54,095,610	14,670,886	2,738,674

A copy of the Second M&AA is filed as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	The Second Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 6, 2025

Lucas GC Limited

By:	/s/ Howard Lee
Name:	Howard Lee
Title:	Chief Executive Officer and Chairman of the Board of Directors